Aberdeen Funds
1735 Market Street, 32nd Floor
Philadelphia, PA 19103

August 26, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Mr. Vincent DiStefano

                      Re:         Aberdeen Funds’ Registration Statement on Form N-14 (Aberdeen
                                    Funds/The Advisors' Inner Circle Fund II Reorganization)
                                   (Registration No. 333-160950)

Dear Mr. DiStefano:

     On behalf of Aberdeen Funds (the “Registrant”), below you will find the Registrant’s responses to your comments provided via telephone on August 18, 2009 to the above-captioned registration statement (the “Registration Statement”) filed by the Registrant on July 31, 2009 with the Securities and Exchange Commission (“SEC”). Each of your comments and the Registrant’s response to each comment is set forth below. These responses will be incorporated into Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended, to the Registration Statement on Form N-14.

     In connection with the Registrant’s responses to your comments, the Registrant acknowledges that:

    § The Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;
                § SEC staff comments or changes to disclosure in response to SEC staff comments to the Registration Statement does not foreclose the SEC from taking any action with respect to the Registration Statement; and
                § The Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States with respect to the Registration Statement.

U.S. Securities and Exchange Commission

          1. Text: Board Considerations

             Comment: In the paragraph discussing The Advisors' Inner Circle Fund II Board’s determination that the proposed Reorganization is “in the best interest of the Acquired Fund’s shareholders,” please provide additional disclosure as to how the Board came to this conclusion.

             Response: No change has been made in response to this comment. The Registrant believes that the “Board Considerations” section on page 10 of the Registration Statement adequately discusses the considerations of the Acquired Fund’s Board in reaching the conclusion that the proposed Reorganization is “in the best interest of the Acquired Fund’s shareholders.”

        2. Text: Fourth bullet point in the third paragraph under “Board Considerations” states: “The Surviving Fund will have access to broader distribution channels than the Acquired Fund which may provide the potential for the Surviving Fund’s asset base to grow substantially, which could provide economies of scale benefiting the Acquired Fund’s current shareholders.”

           Comment: Please add clarifying disclosure that explains how the Surviving Fund has access to distribution channels that are broader than what the SEI platform currently is able to provide.

           Response: The fourth bullet point in the third paragraph under “Board Considerations” has been removed.

     Please do not hesitate to contact Amy G. Smith at (215) 564-8104, if you have any questions or wish to discuss any of the responses presented above.

                                                                                   Very truly yours,

                                                                                   /s/Lucia Sitar
                                                                                   Lucia Sitar, Esq.
                                                                                   Assistant Secretary
                                                                                   Aberdeen Funds

cc: Barbara A. Nugent
     Kenneth L. Greenberg
     Amy G. Smith

Board Considerations

     The Acquired Fund was launched in May 2007 to provide an investment vehicle for institutional clients of Aberdeen. The Acquired Fund was placed on SEI Investment Company’s already established platform - the AIC II Trust. In June 2008, the Aberdeen Trust commenced operations. In connection with the creation of the Aberdeen Trust, Aberdeen established its own distributor, Aberdeen Fund Distributors LLC, and distribution platform. Given its proprietary fund complex and in-house distribution capabilities, Aberdeen proposed that the Acquired Fund be reorganized into the Aberdeen Trust.

     The AIC II Board, including the AIC II Trust Independent Trustees, on behalf of the Acquired Fund, considered the Reorganization at a meeting held on June 24, 2009 and approved the Plan. In approving the Reorganization, the AIC II Board determined that (i) participation in the Reorganization is in the best interests of the Acquired Fund’s shareholders; and (ii) the Reorganization will not result in the dilution of the interests of the Acquired Fund’s shareholders.

        In making this determination, the AIC II Board considered a number of factors, including:

       · the investment objective of the Surviving Fund and the Acquired Fund are identical;

         · the investment strategies, restrictions, and risks of the Surviving Fund are substantially similar to those of the Acquired Fund;

         · the continuity of investment management - if shareholders approve the Reorganization, the Adviser and Sub-Advisers for the Acquired Fund would continue to serve in their capacities for the Surviving Fund;

        ·~~· the Surviving Fund will have access to broader distribution channels than the Acquired Fund, which may provide the potential for the Surviving Fund’s asset base to grow substantially, which could provide economies of scale benefiting the Acquired Fund’s current shareholders;~~

        · the Reorganization is intended to be tax-free for federal income tax purposes for shareholders of the Acquired Fund (although there can be no assurance that the IRS will take a similar position);

        · the advisory fee of the Surviving Fund is identical to that of the Acquired Fund;

        · AAMI has agreed to an expense limitation agreement for a period of at least two years from the date of the closing of the Reorganization to waive a portion of its management fees and bear certain expenses so that the operating expenses do not exceed 0.95%, which mirrors the current expense ratio after waivers and expense reimbursement for the Acquired Fund; and

        · the expenses of the Reorganization would not be borne by the Acquired Fund’s shareholders.

     On June 10, 2009, the Aberdeen Board also determined that the consummation of the Reorganization is in the best interest of the shareholders of the Surviving Fund.